Exhibit 11(b)

CONSENT OF INDEPENDENT AUDITOR

The Members of

Allegiancy, LLC

Richmond, Virginia

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our Independent Auditor’s Report dated August 7, 2015 relating to the combined balance sheets of TriStone Realty Management Group as of June 1, 2015 and June 30, 2014, and the related combined statements of operations, changes in members’ equity, and cash flows for the period from July 1, 2014 to June 1, 2015 and the year ended June 30, 2014, and the related notes to the combined financial statements. We also consent to the reference to us as “experts” under the heading “Independent Auditors” in such Offering Statement.

/s/ Artesian CPA, LLC

Denver, CO

December 17, 2015